SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

03003836

January 29, 2003.
Our ref.: 013/2003

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
United States of America
Attention: International Corporate Finance

SEC MAIL PROCESSING RECEIVED FEB 13 2003 WASH. D.C. 181 SECTION

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550
Rule 12g3-2(b) Exemption

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Ladies and Gentlemen

We are sending you two copies of the Relevant Fact referring to the decision of this company to terminate the association established with the Sonae to acquire the control of Portucel.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to the undersigned at Avenida Brigadeiro Faria Lima, 1355 – 10° andar - São Paulo - Brasil - CEP 01452-919 in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,

Bernardo Szpigel
Financial and Investor Relations Director

dlw 2/19

SUZANO
Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10º andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-8070/9070 Fax: (011) 3037-9076

File nº 82-3550

Annex A to Letter to the SEC
Dated January 29, 2003, of
Companhia Suzano de Papel e Celulose

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on July 16, 1993:

Description of Document

Title: Relevant Fact
Date : January 14, 2003
Entity requiring item: The Corporations Law, the internal regulations of the Stock Exchanges and the C.V.M. pursuant to the Capital Markets Law.

SUZANO

Bahia Sul

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ No. 60.651.726/0001-16

BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ No. 16.404.287/0001-55

RELEVANT FACT

Companhia Suzano de Papel e Celulose (Suzano), and Bahia Sul Celulose S.A. (Bahia Sul) inform their shareholders and the market, that they have jointly agreed with Sonae, SGPS, SA (Sonae) to terminate the association established with the latter in September of 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF). The purpose of this association was the acquisition of the control of Portucel-Empresa Produtora de Pasta e Papel S.A. (Portucel), by participating in the privatization process of Portucel, in the form envisaged at the time.

The context in which the association was entered has undergone material changes, the most relevant of these being the modification of the expected privatization model, and the long period of time elapsed, which exceeded all our earlier expectations.

In fact, Portucel's current privatization model, as recently promulgated, became highly complex and no longer assures, in the understanding of the partners in the association, the achievement of the objectives initially traced, nor does it protect their interests as minority shareholders of Portucel.

Following the exercise of this option by Suzano, due to lack of the conditions initially foreseen for maintenance of the association, Sonae shall acquire the total equity held by Suzano in SPDF, through its indirect subsidiary Bahia Sul International Trading Ltd (BSIT), corresponding to 49.99% of the respective capital stock, such transaction to take place up to April 30, 2003. The amount payable to BSIT shall be one hundred and

thirty-six million, two hundred and forty-four thousand and forty-six Euros (€136.244.046,00).

Sonae and Suzano/Bahia Sul have managed to form a solid and excellent relationship, a most valuable asset to reinforce the economic and financial ties between major companies in Portugal and in Brazil and, accordingly, they manifest their reciprocal interest in continuing to accompany the development of this process, in the hope that an opportunity for an advantageous cooperation may materialize in this sector.

All other actions engaged in by Suzano and Bahia Sul, as announced to the market and that are currently in progress for the expansion of production and improvement of operational performance remain unchanged. In particular, investments continue to be made for the increase of Suzano's production capacity (P & Q Projects), and also those related to the future expansion of Bahia Sul (formation of its forest base).

With this decision, Suzano and Bahia Sul reaffirm their permanent commitment to seek improved results for their shareholders.

São Paulo, 14 of January, 2003.

Cia. Suzano de Papel e Celulose
Bernardo Szpigel
Chief Financial and Investor Relations Officer

Bahia Sul Celulose S.A.
Bernardo Szpigel
Chief Administrative Financial and Investor Relations Officer

SUZANO

Bahia Sul

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly Held Company
CNPJ No. 60.651.726/0001-16

BAHIA SUL CELULOSE S.A.
Publicly Held Company
CNPJ No. 16.404.287/0001-55

RELEVANT FACT

Companhia Suzano de Papel e Celulose (Suzano), and Bahia Sul Celulose S.A. (Bahia Sul) inform their shareholders and the market, that they have jointly agreed with Sonae, SGPS, SA (Sonae) to terminate the association established with the latter in September of 2001, through Sonae Produtos e Derivados Florestais, SGPS, SA (SPDF). The purpose of this association was the acquisition of the control of Portucel-Empresa Produtora de Pasta e Papel S.A. (Portucel), by participating in the privatization process of Portucel, in the form envisaged at the time.

The context in which the association was entered has undergone material changes, the most relevant of these being the modification of the expected privatization model, and the long period of time elapsed, which exceeded all our earlier expectations.

In fact, Portucel's current privatization model, as recently promulgated, became highly complex and no longer assures, in the understanding of the partners in the association, the achievement of the objectives initially traced, nor does it protect their interests as minority shareholders of Portucel.

Following the exercise of this option by Suzano, due to lack of the conditions initially foreseen for maintenance of the association, Sonae shall acquire the total equity held by Suzano in SPDF, through its indirect subsidiary Bahia Sul International Trading Ltd (BSIT), corresponding to 49.99% of the respective capital stock, such transaction to take place up to April 30, 2003. The amount payable to BSIT shall be one hundred and

thirty-six million, two hundred and forty-four thousand and forty-six Euros (€136.244.046,00).

Sonae and Suzano/Bahia Sul have managed to form a solid and excellent relationship, a most valuable asset to reinforce the economic and financial ties between major companies in Portugal and in Brazil and, accordingly, they manifest their reciprocal interest in continuing to accompany the development of this process, in the hope that an opportunity for an advantageous cooperation may materialize in this sector.

All other actions engaged in by Suzano and Bahia Sul, as announced to the market and that are currently in progress for the expansion of production and improvement of operational performance remain unchanged. In particular, investments continue to be made for the increase of Suzano's production capacity (P & Q Projects), and also those related to the future expansion of Bahia Sul (formation of its forest base).

With this decision, Suzano and Bahia Sul reaffirm their permanent commitment to seek improved results for their shareholders.

São Paulo, 14 of January, 2003.

Cia. Suzano de Papel e Celulose
Bernardo Szpigel
Chief Financial and Investor Relations Officer

Bahia Sul Celulose S.A.
Bernardo Szpigel
Chief Administrative Financial and Investor Relations Officer